RESCISSION AGREEMENT


     THIS RESCISSION AGREEMENT (the "Agreement"), effective as of the 31st day of October, 1999, is entered into by and among Litchfield Continental, Ltd., a British Virgin Islands corporation ("Litchfield"), Biofarm, Inc., a Nevada corporation formerly known as Global Spill Management, Inc. ("Biofarm"), and the shareholders owning a majority of the issued and outstanding common stock of Biofarm (the "Majority Shareholders").

     WHEREAS, Litchfield, Biofarm and Biofarm, S.A. ("Biofarm, S.A."), a Romanian corporation, are each party to that certain Stock Purchase Agreement dated April 1, 1998 (the "Stock Purchase Agreement"); and

     WHEREAS, pursuant to the Stock Purchase Agreement, Biofarm issued to Litchfield a convertible, non-negotiable secured debenture in the principal amount of $6,434,681 (the "Note") in exchange for a minimum of eighty (80%) percent of the issued and outstanding capital stock of Biofarm, S.A. (the "Biofarm, S.A. Stock"); and

     WHEREAS, pursuant to the Stock Purchase Agreement, Biofarm issued its Proxy Statement, dated September 21, 1998, and pursuant to such Proxy Statement, the nominees of Litchfield were elected as the sole directors of Biofarm at a meeting of the shareholders of Biofarm duly called and held on October 5, 1998, and such Board appointed nominees of Litchfield to all of the offices of Biofarm; and

     WHEREAS, the parties now desire to rescind the Stock Purchase Agreement and to render null and void all actions taken pursuant thereto, such that each of the parties shall be in all respects in the position it was immediately prior to October 5, 1998, as more fully set forth herein; and

     NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

     1. Return of Note. Subject to the terms and conditions of this Agreement and on the basis of the representations, warranties, covenants and agreements contained herein, Litchfield hereby is returning, delivering, transferring and surrendering to Biofarm, and Biofarm hereby is taking and accepting, all of Litchfield's right, title and interest in and to the Note.

     2. Return of the Biofarm, S.A. Stock and Assets. Subject to the terms and conditions of this Agreement and on the basis of the representations, warranties, covenants and agreements contained herein, Biofarm hereby is returning, delivering and transferring to Litchfield, and Litchfield hereby is taking and accepting, all of Biofarm's right, title and interest in and to the Biofarm, S.A. Stock, the common stock of each and every subsidiary of Biofarm, any and all assets transferred to Biofarm pursuant to the Stock Purchase Agreement, any and all assets acquired by Biofarm from whatever source from October 5, 1998 through the date hereof, and the right to collect all receivables, sums and assets owed to Biofarm which relate solely to the operation of the business of Biofarm and/or its subsidiaries during the period from October 5, 1998 through the date hereof

(collectively, the "Assets").

     3. Assumption of Debts. Litchfield shall, except as specified otherwise herein, assume, as of the date hereof, and thereafter pay, perform and discharge, all debts, obligations, accounts payable, liabilities (contingent or otherwise) and all other obligations of Biofarm, of whatever nature, which arose or were incurred by Biofarm on or after, October 5, 1998, including, without limitation, taxes and all debts, obligations and liabilities that have arisen or may arise in connection with any and all actual, proposed or contingent transactions, of whatever nature, by and between and/or among Biofarm and any affiliates and/or third parties, including, without limitation, the entities listed on Exhibit A hereto (collectively, the "Obligations"). Litchfield shall not assume any obligations of Biofarm which existed as of October 5, 1998 or which arose out of circumstances existing prior to October 5, 1998, provided that such obligations existed or arose solely as a direct result of the actions or inactions of the management of Biofarm as it existed prior to October 5, 1998. Moreover, Litchfield shall not assume or be liable for any taxes, of any nature, incurred by Biofarm in connection with, or arising out of, the performance of this Agreement and the rescission and return of the Note, Biofarm, S.A. Stock and Assets and assumption of debt contemplated hereby.

     4. Representations and Warranties of Litchfield. Litchfield hereby represents and warrants, in addition to all the other representations and warranties of Litchfield contained herein, as follows:

          4.1 Organization, Standing and Qualification. Litchfield is a British Virgin Islands corporation validly existing and in good standing under the laws of the British Virgin Islands. Litchfield has all requisite power to own its assets and to conduct its business in the manner in which such business is now being conducted. Litchfield is duly qualified to do business in, and is in good standing in, every jurisdiction in which its ownership of assets or the conduct of its business makes such qualification necessary.

          4.2 Power and Authority. Litchfield has full right, power and legal capacity to execute, deliver and perform this Agreement and to deliver the Note and take all other actions contemplated by this Agreement, and has taken all action required by law or otherwise to authorize such execution and delivery and to carry out the terms of this Agreement. This Agreement is a valid and binding obligation of Litchfield in accordance with its terms.

          4.3 Title to and Status of the Note. Litchfield has good title to the Note, free and clear of all restrictions, liens, options, security interests, encumbrances, charges, rights or other interests of any kind or nature whatsoever. Litchfield has not sold, transferred or otherwise converted the Note.

          4.4 Rescission of Conversion of the Note. That certain transaction of October 22, 1999 pursuant to which Litchfield exercised its right to convert the Note and received 17,507,720 shares of Biofarm common stock has been fully and completely rescinded in all respects.


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          4.5 The Obligations. Set forth on Schedule 4.5 is a full and complete list of the Obligations which exceed ten thousand ($10,000) dollars.

          4.6 Biofarm Shares Not Issued. None of the one million two hundred thousand (1,200,000) shares of Biofarm's common stock purportedly registered pursuant to Form S-8, filed on or about September 29, 1999, have been issued.

          4.7 Biofarm Stock. Set forth on Schedule 4.7 is a full and complete list of the ownership of all shares of common stock of Biofarm issued on or after October 5, 1998.

          4.8 Biofarm, S.A. Litchfield is the sole and beneficial owner of the Biofarm, S.A. Stock, and owns such Biofarm, S.A. Stock free and clear of all liens, pledges, security interests or any other encumbrances of any nature whatsoever. As at October 31, 1999, Biofarm, S.A. will have an audited net worth of approximately six million ($6,000,000) dollars, and, accordingly, the Biofarm, S.A. Stock will have a value of five million two hundred twenty thousand ($5,220,000) dollars as at such date.

          4.9 Litigation and Other Proceedings. Other than the litigations and proceedings set forth on Schedule 4.9 (the "Litigations") and any litigations or proceedings which existed as of October 5, 1998 or which relate to circumstances existing prior to October 5, 1998 and which in no way relate to Litchfield or any of its agents, there are no actions, suits, proceedings or investigations pending or threatened against or affecting Biofarm, at law or in equity or admiralty, or before any court or governmental or regulatory or administrative agency or commission.

          4.10 Material Contracts. Set forth on Schedule 4.10 is a full and complete list of the material contracts entered into between Biofarm and any third party on or after October 5, 1998 (the "Material Contracts").

          4.11 Biofarm Receivables. Set forth on Schedule 4.11 is a full and complete list of receivables and sums owed to Biofarm which exceed five thousand ($5,000) dollars and relate solely to the operation of the business of Biofarm during the period from October 5, 1998 through the date hereof (the "Receivables").

          4.12 No Violations. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, violate any provisions of the Certificate of Incorporation or By-Laws of Litchfield, and will not violate or conflict any agreement, order, arbitration award, judgment or decree to which Litchfield is a party or by which it is bound, and will not create or impose any lien, charge or encumbrance on the Note.

          4.13 Consents and Approvals. No consent or approval of any party is required for the execution, delivery or performance of this Agreement by Litchfield. Neither the execution of this Agreement by Litchfield nor the consummation by Litchfield of the transactions contemplated hereby will require the consent or approval of or any filing with any authority, agency or entity

                                      - 3 -

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(governmental or otherwise).

          4.14 Full Disclosure. To the best knowledge of Litchfield, no written representation or warranty by Litchfield contained in this Agreement, any schedule or exhibit to this agreement, or any written statement furnished or to be furnished to Biofarm pursuant hereto, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

     5. Representations and Warranties of Biofarm. Biofarm hereby represents and warrants, in addition to all the other representations and warranties of Biofarm contained herein, as follows:

          5.1 Organization, Standing and Qualification. Biofarm is a Nevada corporation validly existing and in good standing under the laws of the State of Nevada. Biofarm has all requisite power to own its assets and to conduct its business in the manner in which such business is now being conducted. Biofarm is duly qualified to do business in, and is in good standing in, every jurisdiction in which its ownership of assets or the conduct of its business makes such qualification necessary.

          5.2 Power and Authority. Biofarm has full right, power and legal capacity to execute, deliver and perform this Agreement and to deliver the Biofarm, S.A. Stock and Assets and to take all other actions contemplated by this Agreement, and has taken all action required by law or otherwise to authorize such execution and delivery and to carry out the terms of this Agreement. This Agreement is a valid and binding obligation of Biofarm in accordance with its terms.

          5.3 Title to the Biofarm, S.A. Stock and Assets. Biofarm has good title to the Biofarm, S.A. Stock and Assets.

          5.4 No Violations. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, violate any provisions of the Certificate of Incorporation or By-Laws of Biofarm, and will not violate or conflict any agreement, order, arbitration award, judgment or decree to which Biofarm is a party or by which it is bound, and will not create or impose any lien, charge or encumbrance on the Biofarm, S.A. Stock or the Assets.

          5.5 Consents and Approvals. No consent or approval of any party is required for the execution, delivery or performance of this Agreement by Biofarm. Neither the execution of this Agreement by Biofarm nor the consummation by Biofarm of the transactions contemplated hereby will require the consent or approval of or any filing with any authority, agency or entity (governmental or otherwise).

          5.6 Full Disclosure. To the best knowledge of Biofarm, no written representation or warranty by Biofarm contained in this Agreement, any schedule or exhibit to this agreement, or any written statement furnished or to be furnished to Litchfield pursuant hereto, contains or will

                                      - 4 -

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contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.


     6. Representations and Warranties of the Majority Shareholders. The Majority Shareholders hereby collectively represent and warrant, in addition to all the other representations and warranties of the Majority Shareholders contained herein, as follows:

          6.1 Stock Ownership. The Majority Shareholders are the record owners of, and have the right to vote, 2,105,965 shares of common stock of Biofarm. Such shares constitute fifty-one (51%) percent of the issued and outstanding common stock of Biofarm (without giving effect to any shares issuable upon conversion of the Note or any shares issued subsequent to October 5, 1998).

          6.2 Power and Authority. The Majority Shareholders have full right, power and legal capacity to execute, deliver and perform this Agreement and to deliver the written consent referred to in Section 7(C) hereof and to take all other actions contemplated by this Agreement, and have taken all action required by law or otherwise to authorize such execution and delivery and to carry out the terms of this Agreement. This Agreement is a valid and binding obligation of the Majority Shareholders in accordance with its terms.

          6.3 Full Disclosure. To the best knowledge of the Majority Shareholders, no written representation or warranty by the Majority Shareholders contained in this Agreement, any schedule or exhibit to this agreement, or any written statement furnished or to be furnished to Litchfield pursuant hereto, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

     7. Delivery Requirements of the Parties.

          A. Delivery Requirements by Litchfield. Simultaneous with the execution of this Agreement, Litchfield shall deliver to Biofarm the following:

                (i) The original copy of the Note for cancellation by Biofarm;

                (ii) All share certificates representing shares of common stock of Biofarm issued on or after October 5, 1998 for cancellation by Biofarm, other than the one hundred sixty five thousand (165,000) shares issued to Balmerino, Ltd.;

                (iii) Evidence and assurances acceptable to Biofarm, in its sole discretion, demonstrating that none of the one million two hundred thousand (1,200,000) shares of Biofarm's common stock purportedly registered pursuant to a Form S-8, filed on or about September 29, 1999, have been issued;


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                (iv)    The resignation, effective immediately, of each and
                        every current officer and director of Biofarm from all positions which each holds;

                (v) The corporate minute book and all other books and records of Biofarm, including, without limitation, all financial ledgers (excluding financial ledgers principally relating to any subsidiaries of Biofarm) and tax returns;

                (vi) A copy of each and every material contract entered into between Biofarm and any third party on or after October 5, 1998;

                (vii) Any and all documents relating to the litigations and other proceedings listed on Schedule 4.9 hereto;

                (viii) A copy of any and all documents relating to warrants to purchase shares of common stock of Biofarm, including, but not limited to, (a) Warrant No. 001 issued to Kenn Heeley and dated September 20, 1999; (b) Warrant No. 002 issued to Kenn Heeley and dated September 20, 1999; and
                        (c) Warrant No. 003 issued to Alfred Kingsnorth and dated September 30, 1999 (the aforementioned warrants are collectively referred to herein as the "Heeley/Kingsnorth Warrants"); and

                (ix) A convertible promissory note from Litchfield to Biofarm in the principal amount of four hundred thirty nine thousand two hundred fifty ($439,250) dollars in the form annexed hereto as Exhibit B.

          B. Delivery Requirements by Biofarm. Simultaneous with the execution of this Agreement, Biofarm shall deliver to Litchfield the following:

                (i) Share certificates representing the Biofarm, S.A. Stock, duly endorsed for transfer; and

                (ii)    The Assets;

                (iii) Share certificates representing the common stock of any and all subsidiaries of Biofarm;

                (iv) Duly executed copies of any transfer documents required to effectuate the transfer of securities or assets to Litchfield as contemplated in this Agreement.

          C. Delivery Requirement by the Majority Shareholders. Simultaneous with the execution of this Agreement, the Majority Shareholders shall deliver to Litchfield a written consent executed by the Majority Shareholders (or their duly authorized representatives) which, among other things:

                (i)     approves and accepts this Agreement;

                (ii) acknowledges and accepts the resignation of each and every current officer and director of Biofarm, including, without limitation, Beekmeyer, Mahan, Robert
                        W. Ferran, Jr., Peter Kelly, Paul Bartlett, Laurence Baer, Cesare Brega, Donald M. Coon and Herbert Marcus, III; and

                (iii) elects, as of the date hereof, each of the following persons as a Director of Biofarm: David R. Stith, Herbert S. McDonald and Allan Esrine.

     8. Covenants of Litchfield. Litchfield hereby covenants and agrees, in addition to all the other covenants and agreements of Litchfield contained herein, as follows:

          8.1 Performance of Obligations. Litchfield will timely perform and satisfy all of the Obligations assumed by Litchfield pursuant to Section 3 hereof. Without limitation of the foregoing, Litchfield covenants and agrees that, not later than November 10, 1999, it will fully satisfy any and all debts outstanding from Biofarm to each of the following: (i) American Stock Transfer Company; (ii) Business Wire; and (iii) (ITI) Glendale, Inc. Litchfield further covenants and agrees that, promptly after satisfaction of each of the obligations identified in the foregoing sentence, it will provide Biofarm with evidence thereof in such form as Biofarm, in its reasonable discretion, shall require.

          8.2 Balmerino, Ltd. Matters. Within forty-five (45) days of the date of execution hereof, Litchfield will (i) assume any and all debts outstanding from Biofarm to Balmerino, Ltd., including, but not limited to, that certain debt to Balmerino, Ltd. in the principal amount of one million ($1,000,000) dollars and any interest due in connection therewith as agreed to by Biofarm, Litchfield and Balmerino, Ltd. in their Agreement dated October 28, 1999, a copy of which is annexed hereto as Exhibit 8.2; and (ii) cause a general release from Balmerino, Ltd. in favor of Biofarm to be delivered to Biofarm.

          8.3 Promissory Note. In consideration of Biofarm's assumption of certain obligations relating to Balmerino, Ltd. and JIM BV having an agreed upon value of $439,250, as identified in Sections 9.1 and 9.2 hereof, Litchfield shall issue to Biofarm a promissory note in the form annexed hereto as Exhibit B.

          8.4 Barclays Bank Accounts. Litchfield shall keep open the Biofarm bank accounts currently maintained at Barclays Bank (the "Barclays Accounts") as necessary solely for the purposes of collecting the Receivables and assets to which it is entitled hereunder and satisfying the Obligations, and shall close such bank accounts promptly thereafter. Neither Litchfield, nor its officers, directors or agents (including, without limitation, the officers and directors of Biofarm who are resigning pursuant to Section 7(A)(iv) hereof) shall cause Biofarm to be obligated in any manner with respect to such accounts.

          8.5 Further Instruments and Assurances. Litchfield will execute and deliver all such other and further instruments and documents as may be necessary, in the opinion of Biofarm, to carry out the purposes of this Agreement.


     9. Covenants of Biofarm. Biofarm hereby covenants and agrees, in addition to all the other covenants and agreements of Biofarm contained herein, as follows:

          9.1 Balmerino, Ltd. Shares. Biofarm will honor the issuance of one hundred sixty five thousand (165,000) shares of common stock of Biofarm to Balmerino, Ltd. for all purposes.

          9.2 JIM BV Matters. Biofarm will, at its option and in its sole discretion, (i) return to JIM BV the sum of two hundred thousand ($200,000) dollars which was tendered to Biofarm by JIM BV, through its agent, Marc Deprez, in connection with its subscription for sixty six thousand one hundred thirty seven (66,137) shares of common stock of Biofarm which were never issued by Biofarm to JIM BV; or (ii) cause Biofarm to issue to JIM BV sixty six thousand one hundred thirty seven (66,137) shares of common stock of Biofarm.

          9.3 Heeley/Kingsnorth Warrants. Biofarm will honor the
Heeley/Kingsnorth Warrants in accordance with the terms thereof.

          9.4 Corporate Name. Promptly following Biofarm's receipt of its October 31, 1999 audited financial statement, it will issue a proxy statement for a shareholders' meeting which will include a vote to change its name from "Biofarm, Inc." to a name which does not include the word "Biofarm," or any derivation thereof, and Biofarm will thereafter file an amendment to its certificate of incorporation, and take all other action necessary, to effect such change of its corporate name.

          9.5 Barclays Bank Accounts. Neither Biofarm (as reconstructed hereby), nor its officers or directors as elected subsequent to the date hereof, nor the Majority Shareholders will make any claim with respect to the Barclays Accounts.

          9.6 Further Instruments and Assurances. Biofarm will execute and deliver all such other and further instruments and documents as may be necessary, in the opinion of Litchfield, to carry out the purposes of this Agreement.

     10. Covenants of the Majority Shareholders. The Majority Shareholders hereby collectively covenant and agree, in addition to all the other covenants and agreements of the Majority Shareholders contained herein, as follows:

          10.1 Further Instruments and Assurances. The Majority Shareholders will execute and deliver all such other and further instruments and documents as may be reasonably necessary, in the opinion of Litchfield, to carry out the purposes of this Agreement.

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     11. Confidentiality. The parties each hereby covenant and agree to hold inviolate all confidential knowledge or information concerning the other parties and their respective affairs, to conceal the same from any and all other persons, not to impart any such knowledge to anyone whosoever, and not to utilize or commercially exploit such confidential knowledge or information without the prior written consent of the subject party. As used herein, "confidential knowledge or information" means: (a) all information regarding the subject party which is not generally available to the public; (b) all information regarding the subject party which was received from a source with confidentiality obligations to the subject party; or (c) the terms of, and the identity of the parties to, the Material Contracts.

     Moreover, the parties hereto hereby agree to keep the terms and conditions of this Agreement and the transactions contemplated hereby confidential, and each represents and warrants that they will not in the future disclose to any person or entity the details and conditions of this Agreement or the transactions contemplated hereby, subject to the following exceptions: (a) their respective attorneys and tax attorneys in connection with said attorneys' representation of them; (b) their respective accountants, bookkeepers and financial advisors in connection with said bookkeeper's, advisors' and accountant's performance of services for them; (c) if required by any court or other tribunal of competent jurisdiction; (d) in response to a lawful subpoena;
(e) as required by applicable federal, state and local law, including, without limitation, the rules and regulations promulgated by the United States Securities and Exchange Commission; and (f) for purposes of enforcing the terms of this Agreement.

     12. Indemnification by Litchfield.

          12.1 Indemnification. Litchfield hereby agrees to indemnify and hold Biofarm, its officers and directors and the Majority Shareholders harmless from and against any and all damages or deficiencies resulting from (i) any misrepresentation or omission on the part of Litchfield in connection with any representation set forth herein or in any schedule, exhibit or document furnished or to be furnished to Biofarm pursuant hereto, (ii) the non-fulfillment of any covenant, indemnity, undertaking or agreement on the part of Litchfield contained in this Agreement or in connection with the transactions contemplated hereby, (iii) the Obligations, (iv) the Litigations, (v) the Contracts, (vi) any matters arising in connection with the operation of the business of Biofarm and its subsidiaries from and including October 5, 1998 through the date hereof and (vii) any and all actions, suits, proceedings, demands, assessments, judgments, costs or expenses (including, but not limited to, reasonable attorneys' fees) related to any of the foregoing.

          12.2 Defense of Claims. If Biofarm and/or the Majority Shareholders (each an "Indemnified Party," collectively referred to herein as the "Indemnified Parties") assert that Litchfield (the "Indemnifying Party") has become obligated to the Indemnified Parties pursuant to Section 12.1 hereof or in the event that any suit, action, investigation, claim or proceeding is begun, made or instituted as a result of which the Indemnifying Party may become obligated to the Indemnified Parties hereunder, the Indemnified Parties shall give notice thereof to the Indemnifying Party. The Indemnifying Party shall have the right, at its expense and with counsel of its choosing,


                                      - 9 -

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to defend, contest or otherwise protest against any such suit, action, investigation, claim or proceeding. The Indemnified Parties shall have the right, but not the obligation, to participate at their own expense in the defense thereof by counsel of the Indemnified Parties' choice. In the event that, within fifteen (15) days of receipt of such notice by the Indemnified Parties to the Indemnifying Party, the Indemnifying Party fails to (i) notify the Indemnified Parties of its intent to defend or (ii) defend, contest or otherwise protest against such suit, action, investigation, claim or proceeding, the Indemnified Parties shall have the right to do so and the Indemnified Parties shall be entitled to recover, in addition to all other amounts contemplated herein, the entire cost of such defense from the Indemnifying Party. In any event, the Indemnifying Party shall not compromise or settle any such suit, action, investigation, claim or proceeding without the prior written consent of the Indemnified Parties.

     13. Indemnification by Biofarm and the Majority Shareholders.

          13.1 Indemnification. Biofarm and the Majority Shareholders, jointly and severally, hereby agree to indemnify and hold Litchfield, its officers and directors, and the officers and directors of Biofarm who are resigning pursuant to Section 7(A)(iv) hereof harmless from and against any and all damages or deficiencies resulting from (i) any misrepresentation or omission on the part of Biofarm and/or the Majority Shareholders in connection with any representation set forth herein or in any schedule, exhibit or document furnished or to be furnished to Litchfield pursuant hereto, (ii) the non-fulfillment of any covenant, indemnity, undertaking or agreement on the part of Biofarm and/or the Majority Shareholders contained in this Agreement or in connection with the transactions contemplated hereby, (iii) any obligations of Biofarm which existed as of October 5, 1998 or which arose out of circumstances existing prior to October 5, 1998, provided that such obligations existed or arose solely as a direct result of the actions or inactions of the management of Biofarm as it existed prior to October 5, 1998, (vi) any matters arising in connection with the operation of the business of Biofarm subsequent to the date hereof, and
(vii) any and all actions, suits, proceedings, demands, assessments, judgments, costs or expenses (including, but not limited to, reasonable attorneys' fees) related to any of the foregoing.

          13.2 Defense of Claims. If Litchfield (the "Indemnified Party") asserts that Biofarm and/or the Majority Shareholders (each an "Indemnifying Party," collectively referred to herein as the "Indemnifying Parties") have become obligated to the Indemnified Party pursuant to Section 13.1 hereof or in the event that any suit, action, investigation, claim or proceeding is begun, made or instituted as a result of which the Indemnifying Parties may become obligated to the Indemnified Party hereunder, the Indemnified Party shall give notice thereof to the Indemnifying Parties. The Indemnifying Parties shall have the right, at their expense and with counsel of their choosing, to defend, contest or otherwise protest against any such suit, action, investigation, claim or proceeding. The Indemnified Party shall have the right, but not the obligation, to participate at its own expense in the defense thereof by counsel of the Indemnified Party's choice. In the event that, within fifteen (15) days of receipt of such notice by the Indemnified Party to the Indemnifying Parties, the Indemnifying Parties fail to (i) notify the Indemnified Party of their intent to defend or (ii) defend, contest or otherwise protest against such suit, action, investigation, claim or proceeding,

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


the Indemnified Party shall have the right to do so and the Indemnified Party shall be entitled to recover, in addition to all other amounts contemplated herein, the entire cost of such defense from the Indemnifying Parties. In any event, the Indemnifying Parties shall not compromise or settle any such suit, action, investigation, claim or proceeding without the prior written consent of the Indemnified Party.

     14. Survival of Representations, Warranties and Covenants. The representations, warranties and covenants set forth herein shall survive the closing and the consummation of the transactions contemplated hereby irrespective of any investigation which any party shall have made.

     15. Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or upon deposit with Federal Express (or any other courier providing evidence of delivery) with next business day delivery charges prepaid and addressed as follows:

                  If to Biofarm or the Majority Shareholders:

                           174 East 64th Street
                           New York, NY  10021
                           Attn: Mr. Allan Esrine

                  With copy to:

                           Mintz & Gold, LLP
                           444 Park Avenue South
                           New York, New York 10016
                           Attn: Steven W. Gold, Esq.

                  If to Litchfield:

                           Second Floor
                           Salisbury House
                           Finsbury Circus
                           London, EC-2 England
                           Attn: Mr. Keith D. Beekmeyer

By notice complying with the foregoing provisions of this Section each party shall have the right to change the mailing address for future notices and communications to such party.

     16. Invalidity and Severability. If any provisions of this Agreement are held invalid or unenforceable, such invalidity or unenforceability shall not effect the other provisions of this Agreement which are intended to be, and shall be deemed, severable.

     17. Assignment and Binding Effect. No party shall assign this Agreement to any extent without the written consent of the other parties hereto. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.

     18. Waiver. Any term or provision of this Agreement may be waived at any time by the party entitled to the benefit thereof by a written instrument duly executed by such party.

     19. Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of New York as applied to contracts made and fully performed therein.

     20. Consent to Jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally:

          (a) submits for itself and its property in any legal action or proceeding relating to or arising in connection with this Agreement to the exclusive general jurisdiction of the Courts of the State of New York, the courts of the United States of America for the Southern District of New York, and the appellate courts of any of the foregoing;

          (b) consents that any such action or proceeding may be brought in such courts, and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

          (c) agrees that service of process in any such action or proceeding may be effectuated by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party at its address as provided in Section 15 hereof; and

          (d) consents, agrees and stipulates that any order, judgment or decree issued in connection with any such action or proceeding shall be entitled to full faith and credit in the British Virgin Islands, that no transfer of judgment or other proceeding shall be required to be commenced in the British Virgin Islands to effectuate the foregoing, and that the enforcement of such order, judgment or decree in the British Virgin Islands shall not be opposed.

     21. Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect any of the terms or provisions hereof.

     22. Expenses. Except as specifically provided hereby, each of the parties shall pay all of their respective costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated hereby.

     23. Modification. No modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless in writing and signed by all parties hereto.

     24. Counterparts. This Agreement and any amendments hereto may be executed in any number of counterparts, all of which together shall constitute a single, original instrument.

     25. Entire Agreement. This Agreement represents the entire Agreement with respect to matters contemplated herein and supersedes any prior oral or written agreements or undertakings between the parties with respect to such matters. This Agreement shall not be amended to any extent except by a writing executed by the parties.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered as of the date first above written.

                                  LITCHFIELD CONTINENTAL, LTD.


                                  By:______________________________


                                  BIOFARM, INC.


                                  By:______________________________


                                  MAJORITY SHAREHOLDERS

                                  By: Hannibal Capital Corp, their authorized
                                      representative


                                  By: __________________________________

                                    Exhibit A

 1. Biofarm, S.A.
 2. Britten-Norman, Ltd.
 3. Kaster Bioscience, Ltd.
 4. Burlington, Chamber & James Ltd.
 5. Burlington and James Ltd.
 6. SC Romaero S.A. Bucharest
 7. The Romanian Government
 8. Rocky Mountain Ginseng, Inc.
 9. Balmerino, Ltd. (subject to Section 7(A)(ii) hereof)
10.  Alterproof Limited
11.  Suisse Capital Complex
12.  Asia Equities, Inc.
13.  Timothy E. Cook
14.  Keith O. Beekmeyer, Kenneth A. Butterfield and/or Branch & Associates
15.  Applegarth Investments, Ltd.
16.  Romanian Government State Ownership Fund
17.  Business Wire
18.  American Stock Transfer Company
19.  Celestine Financiers (Geneva)
20.  Biofarm Employee Stock Option Plan
21. Life Insurance Policy issued by Allied Dunbar in favor of Biofarm, Inc. and mortgaged by Balmerino Limited, insuring Keith D. Beekmeyer's life for Balmerino Limited's benefit
22. Fees to Zellermayer, Pelossof & Schiffer
23. Fees to the accounting firm of B.D.O.
22. Any and all current directors and officers of Biofarm and/or their affiliates

                                    Exhibit B



                       FORM OF CONVERTIBLE PROMISSORY NOTE

                          LITCHFIELD CONTINENTAL, LTD.

                           CONVERTIBLE PROMISSORY NOTE


$439,250.00                                                   October 31, 1999

THIS NOTE IS ISSUED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION PROVISIONS OF THE SECURITIES ACT OF 1933 (THE "ACT") AND QUALIFICATION PROVISIONS OF APPLICABLE STATE SECURITIES LAWS. NEITHER IT NOR THE SHARES OF COMMON STOCK INTO WHICH IT CAN BE CONVERTED CAN BE SOLD, HYPOTHECATED OR OTHERWISE TRANSFERRED UNLESS REGISTERED PURSUANT TO THE ACT AND QUALIFIED UNDER APPLICABLE STATE LAW OR, IN THE OPINION OF COUNSEL TO MAKER, AN EXEMPTION THEREFROM IS AVAILABLE.

     FOR VALUE RECEIVED, the undersigned, LITCHFIELD CONTINENTAL, LTD., a British Virgin Islands corporation with offices at Second Floor, Salisbury House, Finsbury Circus, London EC-2 England ("Maker"), promises to pay to BIOFARM, INC., a Nevada corporation with an address at 1244 Main Street, Linfield, Pennsylvania 19468 ("Payee"), the principal amount of Four Hundred Thirty-Nine Thousand Two Hundred Fifty ($439,250.00) Dollars in lawful money of the United States of America, with interest thereon at the rate of six (6%) percent, in twelve equal quarterly payments commencing on January 1, 2003.

     The Note is convertible into shares of unrestricted, freely trading common stock of any entity acceptable to Payee, in its sole discretion, all as set forth below.

1. Method of Payment.

     Maker will pay the principal and interest due hereunder in money of the United States that at the time of payment is legal tender for the payment of public and private debts. Maker may, however, pay such principal and interest by its check, subject to collection, payable in such money.

2. Conversion.

     (a) Maker's Right to Convert. Maker shall have the right, at any time from the date hereof until November 1, 2001, to repay all or part of the principal and interest due hereunder, by issuing to Payee unrestricted, freely trading common stock, or its equivalent, in any publicly traded company which is acceptable to Payee, in its sole discretion (the "Conversion Stock").

     (b) Valuation of the Conversion Stock. The price of the Conversion Stock issuable to Payee pursuant to the foregoing sentence shall be deemed to be the average of the daily closing prices for the thirty (30) consecutive trading days immediately preceding the date of conversion. The closing price for each day shall be the last reported sales price regular way or, in case no such reported sale takes place on such day, the closing bid price regular way, in either case on the principal national securities exchange on which the Conversion Stock is listed or admitted to trading or, if the Conversion Stock is not listed or admitted to trading on any national securities exchange, the highest reported bid price as furnished by the National Association of Securities Dealers, Inc. through NASDAQ or similar organization if NASDAQ is no longer reporting such information, or by the National Daily Quotation Bureau or similar organization if the Conversion Stock is not then quoted on an inter-dealer quotation system. If on any such date the Conversion Stock is not quoted by any such organization, the fair value of the Conversion Stock on such date, as mutually agreed upon by Maker and Payee. On conversion Maker shall round to the nearest share for any fractional share so that if the fraction is less than 0.5 no share shall be issued and if the fraction is 0.5 or higher Maker shall issue one full share.

     (c) Manner of Conversion. Maker may exercise its conversion right by giving notice thereof to Payee identifying the issuer of the proposed Conversion Stock and setting forth the proposed amount of the Conversion Stock to be issued and the amount of principal and interest to be paid therewith. Within fifteen (15) days after the giving of such notice Payee shall notify Maker whether the proposed conversion terms are acceptable to it. In the event Payee deems such terms to be acceptable, within ten (10) days, Maker shall cause the issuance of the Conversion Stock to Payee in accordance with the terms set forth in the conversion notice and the delivery to Payee of a certificate or certificates representing the Conversion Stock, registered in Payee's name, against delivery to Maker of this Note marked paid in full. If only a portion of the principal and interest then outstanding hereunder is converted, Maker shall deliver to Payee, together with the aforesaid certificate(s), a new promissory note, in form and substance identical to this Note, except that the principal amount thereof shall equal that portion of the principal then outstanding which has not been converted.

3. Covenants.

     Maker covenants and agrees that from and after the date hereof and until the date of repayment in full of the obligations arising hereunder, it shall comply with the following conditions:

        (i) Maintenance of Existence and Conduct of Business. Maker shall, and shall cause each of its subsidiaries to (a) do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights; and (b) continue to conduct its business so that the business carried on in connection therewith may be properly and advantageously conducted at all times.

        (ii) Books and Records. Maker shall, and shall cause each of its subsidiaries to, keep adequate books and records of account with respect to its business activities.

        (iii) Insurance. Maker shall, and shall cause each of its subsidiaries to, maintain insurance policies insuring such risks as are customarily insured against by companies engaged in businesses similar to those operated by Maker or such subsidiaries, as the case may be. All such policies are to be carried with reputable insurance carriers and shall be in such amounts as are customarily insured against by companies with similar assets and properties engaged in a similar business.

        (iv) Compliance with Law. Maker shall, and shall cause each of its subsidiaries to, comply in all material respects with all federal, state and local laws and regulations applicable to it or such subsidiaries, as the case may be, which if breached would have a material adverse effect on Maker's or such subsidiaries', as the case may be, business or financial condition.

4. Representations and Warranties of Maker.

     Maker represents and warrants that it: (i) is a corporation duly organized, validly existing and in good standing under the laws of the British Virgin Island and has all requisite corporate power to carry on its business as now conducted and to own its properties and assets it now owns; (ii) is duly qualified or licensed to do business as a foreign corporation in good standing in the jurisdictions in which ownership of property or the conduct of its business requires such qualification except jurisdictions in which the failure to qualify to do business will have no material adverse effect on its business, prospects, operations, properties, assets or condition (financial or otherwise);
(iii) has full power and authority to execute and deliver this Note, and that the execution and delivery of this Note will not result in the breach of or default under, with or without the giving of notice and/or the passage of time, any other agreement, arrangement or indenture to which it is a party or by which it may be bound, or the violation of any law, statute, rule, decree, judgment or regulation binding upon it; and (iv) has taken and will take all acts required, including but not limited to authorizing the signatory hereof on its behalf to execute this Note, so that upon the execution and delivery of this Note, it shall constitute the valid and legally binding obligation of Maker enforceable in accordance with the terms thereof.

5. Defaults and Remedies.

     (a) Events of Default. The occurrence or existence of any one or more of the following events or conditions (regardless of the reasons therefor) shall constitute an "Event of Default" hereunder:

        (i) Maker shall fail to make any payment of principal or interest when due and payable or declared due and payable pursuant to the terms hereof and such failure shall remain uncured for a period of ten (10) days after notice thereof has been given by Payee to Maker;

        (ii) Maker shall fail at any time to be in material compliance with any of the covenants set forth in Section 3 of this Note, or shall fail at any time to be in material compliance with or neglect to perform, keep or observe any of the provisions of this Note to be complied with, performed, kept or observed by Maker and such failure shall remain uncured for a period of fifteen (15) days after notice thereof has been given by Payee to Maker;

        (iii) Any representation or warranty made in this Note by Maker shall be untrue or incorrect in any material respect as of the date when made or deemed made;

        (iv) A case or proceeding shall have been commenced against Maker, or any of its subsidiaries, in a court having competent jurisdiction seeking a decree or order in respect of Maker, or any of its subsidiaries, (a) under Title 11 of the United States Code, as now constituted or hereafter amended, or any other applicable federal, state or foreign bankruptcy or other similar law; (b) appointing a custodian, receiver, liquidator, assignee, trustee or sequestrator (or similar official) of Maker, or any of its subsidiaries, or any of their respective properties; or
                (c) ordering the winding-up or liquidation of the affairs of Maker, or any of its subsidiaries, and such case or proceeding shall remain unstayed or undismissed for a period of ninety (90) consecutive days or such court shall enter a decree or order granting the relief sought in such case or proceeding; or

        (v) Maker, or any of its subsidiaries, shall (a) file a petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other applicable federal, state or foreign bankruptcy or other similar law; or
                (b) consent to the institution of proceedings thereunder or to the filing of any such petition or to the appointment of or the taking of possession by a custodian, receiver, liquidator, assignee, trustee or sequestrator (or similar official) of Maker, or any of its subsidiaries, or any of their respective properties.

     (b) Remedies. Upon the occurrence of an event of Default specified in Sections 5(i) through (v) above, all principal and interest then remaining unpaid hereunder shall immediately become due and payable without any further notice to Maker and without presentment, demand, protest or notice of protest, all of which are hereby waived by Maker. During the period of any Default hereunder, interest shall accrue on the entire outstanding balance at the rate of eighteen (18%) percent per annum.

6. Limitation of Interest Payments.

     Nothing contained in this Note or in any other agreement between Maker and Payee requires Maker to pay or Payee to accept interest in an amount which would subject Payee to any penalty or forfeiture under applicable law. In no event shall the total of all charges payable hereunder, whether of interest or of such other charges which may or might be characterized as interest, exceed the maximum rate permitted to be charged under the laws of the States of New York. Should Payee receive any payment which is or would be in excess of that permitted to be charged under such laws, such payment shall have been and shall be deemed to have been made in error and shall automatically be applied to reduce the principal outstanding on this Note.

7. Miscellaneous.

     (a) Effect of Forbearance. No forbearance, indulgence, delay or failure to exercise any right or remedy by Payee with respect to this Note shall operate as a waiver or as an acquiescence in any default.

     (b) Effect of Single or Partial Exercise of Right. No single or partial exercise of any right or remedy by Payee shall preclude any other or further exercise thereof or any exercise of any other right or remedy by Payee.

     (c) Governing Law. This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the internal laws of the State of New York as applicable to contracts made and to be performed entirely within such State.

     (d) Headings. The headings and captions of the various paragraphs herein are for convenience of reference only and shall in no way modify any of the terms or provisions of this Note.

     (e) Loss, Theft, Destruction or Mutilation. Upon receipt by Maker of evidence reasonably satisfactory to it of loss, theft, destruction or mutilation of this Note, Maker shall make and deliver or caused to be made and delivered to Payee a new Note of like tenor in lieu of this Note.

         (f) Modification of Note or Waiver of Terms Thereof Relating to Payee. No modification or waiver of any of the provisions of this Note shall be effective unless in writing and signed by Payee and then only to the extent set forth in such writing, nor shall any such modification or waiver be applicable except in the specific instance for which it is given. This Note may not be discharged orally but only in writing duly executed by Payee.

     (g) Notice. All offers, acceptances, notices, requests, demands and other communications under this Note shall be in writing and, except as otherwise provided herein, shall be deemed to have been given only when delivered in person, via facsimile transmission if receipt thereof is confirmed by the recipient, or, if mailed, when mailed by certified or registered mail prepaid, to the parties at their respective addresses first set forth above, or at such other address as may be given in writing in future by either party to the other.

     (h) Successors and Assigns. This Note may not be assigned by Maker without the written consent of the Payee. This Note shall be binding upon Maker, its successors and permitted assigns, and shall inure to the benefit of and be enforceable by Payee (whether known as Biofarm, Inc. or any other name in the event that Payee changes its corporate name) and its successors and assigns.

     (i) Severability. If one or more of the provisions or portions of this Note shall be deemed by any court to be invalid, illegal or unenforceable in any respect, the invalidity, illegality or unenforceability of the remaining provisions, or portions of provisions contained herein shall not in any way be affected or impaired thereby, so long as this Note still expresses the intent of the parties. If the intent of the parties cannot be preserved, this Agreement shall either be renegotiated or rendered null and void.

     IN WITNESS WHEREOF, Maker has caused this Note to be executed on its behalf by an officer thereunto duly authorized as of the date set forth above.

                                           LITCHFIELD CONTINENTAL, LTD.



                                           By:______________________________

                                  Schedule 4.5

                                   OBLIGATIONS


        1. Undertaking to Tomen Aerospace Corporation dated January 4, 1999 to indemnify against contractual default by Britten-Norman Ltd.

        2.      Loan Note to Neasden Ltd. for (pound) 318,000 dated May 1, 1999

        3.      Sums owed to Burlington, Chamber & James Ltd. -- (pound)27,110

        4.      Due to Fieldstone Private Capital Group -- (pound)49,527

        5.      Due to Tavistock Communication Ltd. -- (pound)8,142

        6.      Due to Barrett Howe -- (pound)12,014

        7.      Fees to Zellermayer, Pelossof & Schiffer

        8.      Fees to the accounting firm of BDO

                                  Schedule 4.7



                  BIOFARM STOCK OWNERSHIP OF ALL SHARES ISSUED
                           ON OR AFTER OCTOBER 5, 1998



         1.       Balmerino Limited  -- 165,000 shares of common stock

                                  Schedule 4.9

                        LITIGATION AND OTHER PROCEEDINGS


Pending Litigation:

        Lall Singh v. Biofarm, Inc. -- Industrial Tribunal, London
                                       Hearing date - January 7, 2000
                                       Claim for breach of contract and
                                       unauthorized deductions from wages

Threatened Litigation:

        Tavistock Communications Ltd. -- Claim of (pound)8,142 for disputed orders for publicity

        Barrett Howe -- Claim of (pound)12,014 for disputed orders for publicity

        Suisse Capital -- See attached Exhibit 4.9(a)

                                  Schedule 4.10

                               MATERIAL CONTRACTS



        1.      Fieldstone Private Capital Group

        2. British Linen Finance: photocopier lease for (pound)646.25 per quarter

        3. Service Contracts to Keith D. Beekmeyer, Anil Mahan, Trevor G. Nathan, Melanie D. James

        4.      Consultancy Agreement with Peter Kelly

                                  Schedule 4.11


                                   RECEIVABLES




        1.      Moneys advanced to Valentia Marine Ltd. -- approximately
                $350,000

        2. Return of guarantee money held by College Hill Underwriters Ltd. -- $170,000